599 LEXINGTON AVENUE | NEW YORK | NY | 10022-6069
WWW.SHEARMAN.COM | T +1.212.848.4000 | F +1.212.848.7179

October 20, 2014
thomas.majewski@shearman.com
(212) 848-7182

Edward P. Bartz
Senior Counsel
U.S. Securities and Exchange Commission

Division of Investment Management
100 F Street, NE
Washington, DC 20549

Miller/Howard High Income Equity Fund (the “Fund”)
File Nos. 333-173849 and 811-22553

Dear Mr. Bartz:

Thank you for your comments which you conveyed to us by telephone on October 17, 2014 regarding the registration statement on Form N-2 of the Fund filed with the Securities and Exchange Commission (“SEC”) on October 7, 2014.  We wanted to respond to your initial comment regarding the Fund’s Automatic Conversion Provision.  We will respond separately to the other comments from the call.

The section and page references that we refer to in the Fund’s response are references to the version of Amendment No. 4 to the registration statement filed with the SEC on October 7, 2014 (“Pre-Effective Amendment No. 4”).

PROSPECTUS:  AUTOMATIC CONVERSION-- COVER PAGE AND OTHER SECTIONS OF THE REGISTRATION STATEMENT

 1.   PLEASE EXPLAIN TO THE STAFF HOW THE FUND’S AUTOMATIC CONVERSION FEATURE IS CONSISTENT WITH THE STAFF’S POSITION SET FORTH IN DESSAUER GLOBAL EQUITY FUND (PUB. AVAIL. APRIL 3, 1997).

The Fund’s conversion feature is consistent with the staff’s position set forth in Dessauer Global Equity Fund (pub. Avail. April 3, 1997). If and when the events specified by the Fund’s “Automatic Conversion Provisions” occur, the Fund and its officers and trustees promptly will take all necessary steps to convert the Fund to an open-end investment company.   The disclosure in the Fund’s registration statement relating to the Fund’s investment objective and policies will be substantially identical to the disclosure in the Fund’s registration statement on Form N-2. As described in Fund’s Registration Statement on Form N-2, promptly after the tenth anniversary of the date of the Prospectus (the “Conversion Date”), the Fund will automatically convert into an open-end investment company (the “Automatic Conversion Provision”), unless on or before the Conversion Date (but not prior to the ninth anniversary of the date of the Prospectus) the Fund conducts a tender offer for 100% of its outstanding common shares, at a price per share equal to such common shares’ net asset value per share, and consummates the purchase of all such common shares properly tendered.

ABU DHABI | BEIJING | BRUSSELS | FRANKFURT | HONG KONG | LONDON | MILAN | NEW YORK | PALO ALTO PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SHANGHAI | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

October 20, 2014

The Fund’s Second Amended Declaration of Trust (“Declaration of Trust”), which has been filed as an Exhibit to Pre-effective Amendment No. 5, provides that the Automatic Conversion Provision may be amended to remove the Automatic Conversion Provision or to delay the Conversion Date upon a favorable vote of a majority of shares present at a meeting called for such purpose at which a quorum is present.    The Declaration of Trust also provides that any other amendment to the Automatic Conversion Provision may be made with the affirmative vote of a majority of the Trustees then in office and by the affirmative vote of the holders of not less than three-quarters of the Shares of the Trust.  As I mentioned in our call, this additional amendment provision would apply in cases other than removing the Automatic Conversion Provision or delaying the Conversion Date, such as accelerating the Conversion Date.  As we discussed, the Fund amended the Declaration of Trust to require both a majority vote of the Trustees and three-quarters of the Shares of the Trust for this additional amendment provision.  Previously this provision required either a majority vote of the Trustees or three-quarters of the Shares of the Trust.

The staff conditioned the no-action relief to granted to Dessauer Global Equity Fund on the following representations, each of which is also applicable to the Fund as described below:

     (1)  THE FUND’S INVESTMENT OPERATIONS WILL NOT BE CHANGED IN ANY MATERIAL RESPECT AS A RESULT OF OR IN CONNECTION WITH THE CONVERSION;

In the present case, the Fund’s investment objectives, policies and strategies would not be changed in any materials respect as a result of or in connection with the conversion. The Fund believes that conversion of the Fund into an open-end investment company will not disadvantage the Fund or its shareholders because the Fund’s investment operations prior to the conversion will be consistent with the operations of an open-end investment company.

     (2)  THE EVENTS THAT WILL TRIGGER THE CONVERSION ARE ENTIRELY OBJECTIVE AND READILY VERIFIABLE;

In the Fund’s case, the event that triggers conversion is entirely objective and readily verifiable.   The Fund will automatically convert into an open-end investment company on the Conversion Date unless on or before the Conversion Date (but not prior to the ninth anniversary of the date of the Prospectus) the Fund conducts a tender offer for 100% of its outstanding common shares, at a price per share equal to such common shares’ net asset value per share, and consummates the purchase of all such common shares properly tendered.

October 20, 2014

     (3)  THE AUTOMATIC CONVERSION PROVISION WILL BE INCLUDED IN THE FUND’S   INITIAL GOVERNING DOCUMENTS;

Article IX, Section 4(b) of the Fund’s Declaration of Trust governs the Fund’s automatic conversion feature.

     (4)  THE FUND’S PROSPECTUS PROMINENTLY WILL DESCRIBE THE AUTOMATIC CONVERSION PROVISION AND THE EVENTS THAT WILL TRIGGER A CONVERSION;

The Fund’s automatic conversion feature is prominently described in the Fund’s Prospectus.

     (5)  THE AUTOMATIC CONVERSION PROVISION MAY BE AMENDED ONLY AS SPECIFIED IN THE FUND’S PROSPECTUS; AND

The Declaration of Trust provides in Article IX, Section 4(b) that the Automatic Conversion Provision may be amended to remove the Automatic Conversion Provision or to delay the Conversion Date only upon the affirmative vote of a majority of Shares present at a meeting called for such purpose at which a quorum is present.  Any other amendment to the Automatic Conversion Provision may be made with the affirmative vote of a majority of the Trustees then in office and by the affirmative vote of the holders of not less than three-quarters of the Shares of the Fund or, as applicable, each affected Class or Series outstanding, voting as separate classes or series.  The Prospectus prominently discloses the voting requirements to change the Automatic Conversion Provision.

     (6)  THE FUND’S ADVERTISEMENTS AND SALES LITERATURE, INCLUDING DEALER-ONLY SALES MATERIAL, USED TO MARKET SHARES OF THE FUND WILL DISCUSS THE AUTOMATIC CONVERSION PROVISION AND THE EVENTS THAT WILL TRIGGER A CONVERSION.

The Fund’s proposed advertisements and sales literature, including dealer-only sales material, which has been filed with FINRA, discuss the Fund’s automatic conversion feature.

If you have any questions, please call me at 212-848-7182.

Very truly yours,

/s/ Thomas M. Majewski

Thomas M. Majewski